SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             FORM 11-K

(Mark one)

   [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended: December 31, 1995

                                 or

   [ ]	     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      	     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from _____ to _____


                   Commission file number:  1-4423

       A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           HEWLETT-PACKARD COMPANY
                   TAX SAVING CAPITAL ACCUMULATION PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HEWLETT-PACKARD COMPANY
                           3000 HANOVER STREET
             		           PALO ALTO, CA  94304

                          REQUIRED INFORMATION





HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1995 AND DECEMBER 31, 1994


Report of Independent Accountants                                1

Financial Statements
    Statement of Net Assets Available for Benefits
    at December 31, 1995 and December 31, 1994                   2

Statement of Changes in Net Assets Available for Benefits,
    with Fund Information for the year ended December 31,
    1995 and the five months ended December 31, 1994             3-4

Notes to Financial Statements                                    5-9

Additional Information
    Schedule I - Assets Held for Investment Purposes at
    December 31, 1995                                            10

    Schedule II - Transactions Occurring During the Year Ended
    December 31, 1995 Which Were in Excess of 5% of the
    Current Value of Plan Assets as of the Beginning
    the Year.                                                    11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants


March 27, 1996

To the Participants and Administrator of the Hewlett-Packard Company Tax Saving
Capital Accumulation Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 and the five months ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP




                               SIGNATURES


     	The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   HEWLETT-PACKARD COMPANY

                                   TAX SAVING CAPITAL ACCUMULATION PLAN


                               	   /s/ Ann O. Baskins
                            	       Assistant Secretary
                                    and Managing Counsel,
                                    Hewlett-Packard Company,
                                    Plan Administrator
June 27, 1996




HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

                                                        December 31
                                                      1995       1994
Assets
     Investments, at fair value:
     Hewlett-Packard Company Common Stock         $ 751,269    $ 377,290

     Fidelity Contrafund                            168,554       98,327

     Fidelity Magellan Fund                         862,726      623,535

     Fidelity Growth & Income Portfolio              95,367       49,810

     Fidelity U.S. Equity Index Portfolio            89,258       56,570

     Fidelity Intermediate Bond Fund                 69,065       53,565

     Fidelity Retirement Money Market Portfolio     180,884      179,527

     Fidelity Institutional Cash Portfolio
      Money Market Class I                            7,151          116

     Loans receivable from participants              75,137       65,557
                                                 ----------   ----------
          Total assets held for investment        2,299,411    1,504,297

Receivables:

     Receivable from Hewlett-Packard Company         24,333       23,078
     Due from brokers for securities sold                 -        3,012
     Investment income receivable                     1,831        1,161
     Miscellaneous receivables                           22            -
                                                 ----------   ----------
          Total assets                            2,325,597    1,531,548
                                                 ----------   ----------
Liabilities
     Miscellaneous payables                               -           47
     Administrative expenses payable                    126          143
                                                 ----------   ----------
          Total liabilities                             126          190
                                                 ----------   ----------
Net assets available for benefits                $2,325,471   $1,531,358
                                                 ==========   ==========

     The accompanying notes are an integral part of these financial statements.




HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995
(in thousands)


                                    		        	Fund Information


                                   Contra-             Growth &  Equity          Money
                       Stock       fund     Magellan   Income    Index    Bond   Market     Loan    Total

Contributions:
  Employees            $  4,553   $ 22,643   $ 78,499  $12,977  $10,219  $ 7,714  $ 18,682  $        $  155,287
   Company                  581     10,761     39,913    5,936    4,839    3,846     9,097               74,973
   Noncash               43,792                                                           		             43,792

Investment income:
   Net realized and
   unrealized
   appreciation in
   fair value of
   investments:
    Hewlett-Packard
     Company Common
     Stock              273,261                                                              		         273,261
  Net investment gain
  from registered in-
  vestment companies:
   Fidelity Contrafund              40,432                                                               40,432
   Fidelity Magellan
    Fund                                       228,997                                                  228,997
   Fidelity Growth &
    Income Portfolio                                      21,804                                         21,804
   Fidelity U.S. Equity
    Index Portfolio                                      	          22,619                               22,619
   Fidelity Inter-
    mediate Bond Fund                                                		      7,505                        7,505
  Interest income           478                                             		       10,660   5,402      16,540
  Dividend income         6,203                                                         	                 6,203
                       --------	  --------   --------   -------   --------  ------- ------- -------  ----------
   Total additions      328,868     73,836    347,409    40,717     37,677  19,065   38,439   5,402     891,413
                       --------   --------   --------   -------   -------- -------  ------- -------  ----------
Benefits paid to
 participants            24,769      5,516     36,017     3,652      4,176    3,381  16,447              93,958

Loans deemed repaid
 due to termination                                                                            2,484      2,484
Administrative expenses     113         11        276        63         61       79      255                858
                        -------   --------   --------   -------    -------  -------  -------  -------  --------
  Total deductions       24,882      5,527     36,293     3,715      4,237    3,460   16,702   2,484     97,300

  Net increase before
   interfund transfers  303,986     68,309    311,116    37,002     33,440   15,605   21,737   2,918    794,113

Interfund transfers      75,715      2,273    (72,047)    8,872       (651)    (102) (20,722)  6,662          -
                       --------   --------   --------   -------    -------  -------   ------ ------- ----------
Net increase            379,701     70,582    239,069    45,874     32,789   15,503    1,015   9,580    794,113
Net assets available
 for benefits:
  Beginning of year     385,350    100,942    634,018    51,138     57,744   54,530  182,079  65,557  1,531,358
                       --------   --------   --------   -------    -------  ------- -------- ------- ----------
End of year            $765,051   $171,524   $873,087   $97,012    $90,533  $70,033 $183,094 $75,137 $2,325,471
                       ========   ========   ========   =======    =======  ======= ======== ======= ==========

   	The accompanying notes are an integral part of these financial statements.






HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994
(in thousands)


                                                          Fund Information

                                   Contra                  Growth &   Equity             Money
                        Stock      Fund         Magellan   Income     Index    Bond      Market      Loan      Total


Contributions:
  Employees             $  1,305   $  8,229     $ 33,021   $ 4,452    $ 3,727  $ 3,109   $  7,449    $         $   61,292
  Company                  2,366      3,989       16,879     2,052      1,891    1,571      3,867                  32,615
  Noncash                 12,470                                                               		                  12,470

Investment income:
  Net realized and un-
  realized appreciation
  in fair value of
  investments:
    Hewlett-Packard
    Company Common
    Stock                 86,908                                                                                   86,908
Net investment gain
 from registered invest-
 investment companies:
   Fidelity Contrafund                1,213                                                                         1,213
   Fidelity Magellan
    Fund                                           6,249                                                            6,249
  Fidelity Growth &
    Income Portfolio                                           482                                                    482
  Fidelity U.S. Equity
    Index Portfolio                                                       724                                         724
  Fidelity Intermediate
    Bond Fund                                                         		            76                                 76
  Interest income             67                                              		            3,294      1,897        5,258
  Dividend income          2,279                                                                  	                 2,279
		                      --------   --------    	--------   -------   --------	  ------    -------     ------   ----------
    Total additions      105,395     13,431       56,149     6,986      6,342    4,756     14,610      1,897      209,566

Benefits paid to
 participants              5,343      1,075        8,510       571        804    1,009      2,896                  20,208

Loans deemed repaid
 due to termination                                                                                      594          594
Administrative expenses       48          4          123        23         24       34        115                     371
                       	--------   --------     --------   -------    -------  -------	  --------    -------    ---------
  Total deductions         5,391      1,079        8,633       594        828    1,043      3,011        594       21,173
                        --------   --------     --------   -------    -------  -------   --------    -------    ---------
  Net increase before
   interfund transfers   100,004     12,352       47,516     6,392      5,514    3,713     11,599      1,303      188,393

Interfund transfers      (34,264)    14,154      (11,439)    9,564        532      100     21,862       (509)           -
                        --------   --------     --------   -------    -------  -------   --------    -------   ----------
Net increase              65,740     26,506       36,077    15,956      6,046    3,813     33,461        794      188,393
Net assets available
 for benefits:

  Beginning of year      319,610     74,436      597,941    35,182     51,698   50,717    148,618     64,763   $1,342,965
                        --------   --------     --------   -------    -------  -------   --------    -------   ----------
  End of year           $385,350   $100,942     $634,018   $51,138    $57,744  $54,530   $182,079    $65,557   $1,531,358
                        ========   ========     ========   =======    =======  =======   ========    =======   ==========

   The accompanying notes are an integral part of these financial statements.





HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS


1.  Plan Description

    Purpose and Plan Benefits

    The purpose of the Hewlett-Packard Company (the Company) Tax Saving Capital Accumulation Plan (the Plan) is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act (ERISA).

    Fidelity Investments provides investment management, recordkeeping and trustee services for the Plan. The Company determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

    Eligibility

    Employees who are eligible to participate in the 401(k) program include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees by the Company one year after their original hire date. Participation in the 401(k) program is at the election of the employee.

    Employee Contributions

    Participating employees may have their salary deferred by the Company through payroll deductions and contributions made directly to their 401(k) account. Employee contributions are deposited into their trust account after the end of each pay period.

    Company Contributions

    The Company contributes to the employee's account a percentage of the amount which has been deferred and contributed by the employee. The Company contributes an amount equal to the employee's deferral for the first 3% deferred and an amount equal to half of the employee's deferral for the next 2% deferred. The Company matching contribution is deposited into the individual employee's trust account after the end of each fiscal quarter, which are January 31, April 30, July 31 and October 31.

    Vesting

    Participants are one hundred percent vested in the Plan at all times.

    Participant Accounts

    Participants can invest their account balance and/or future contributions in any combination of seven investment options. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions daily as desired. These transfers and changes must be made in whole percent increments.

    All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Six of the seven investment options are mutual funds of Fidelity Investments, managed by the Fidelity Management and Research Company. The seven investment funds are:

    Stock -           A fund comprised primarily of Hewlett-Packard Company
       	              Common Stock purchased on the open market or contributed
 	                    by the Company.  The fund also includes the Fidelity
 		                   Institutional Cash Portfolio Money Market Class I.

    Contrafund -      A fund comprised of investments in the Fidelity
                      Contrafund. The investment manager invests in common stocks on a broad-base and seeks out undervalued companies undergoing positive changes and turnarounds.

    Magellan -        A fund comprised of investments in the Fidelity Magellan
              		      Fund.  The fund manager makes investments primarily in
		                    common stock and securities convertible into common
			                   stock.

    Growth & Income - A fund comprised of investments in the Fidelity Growth
                      & Income Portfolio.  The investment manager invests in
                      a broad combination of stocks, convertibles, and fixed
	 	                   -income securities, not limited by type or quality, to
		                    seek current income and growth of income.

    Equity Index -    A fund comprised of investments in the Fidelity U.S.
              		      Equity Index Portfolio.  The fund manager makes
	              	      investments in equity securities and attempts to
                      duplicate the composition and total returns of the
		                    Standard & Poor's Daily Stock Price Index of 500
                      Common Stocks.

    Bond -            A fund comprised of investments in the Fidelity
              		      Intermediate Bond Fund.  Investments are made
	                     primarily in bonds rated BBB or better with a dollar-
		                    weighted average maturity of between three and ten
		                    years.

    Money Market -    A fund comprised of investments in the Fidelity
       	              Retirement Money Market Portfolio.  Investments are
		                    made in high quality, U.S. dollar-denominated money
		                    market instruments of U.S. and foreign issuers,
		                    including short-term obligations of banks, governments
             	        and their agencies and corporations.

   Loans and Distributions

   Participants are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the investments in the participant's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan.

   The Plan also provides for hardship withdrawals, subject to certain restrictions and in-service withdrawals at age 59-1/2.

   Benefits are generally payable in a lump sum. Certain participants from certain companies acquired by the Company may elect to take their benefits as an annuity or in installments.

   Plan Termination

   Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination would be nonforfeitable. Benefits would continue to be distributed in accordance with the Plan. The trustee would continue in its capacity until all assets of the Plan have been distributed to the participants.

2. Summary of Significant Accounting Policies

   The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Loans to participants are valued at their outstanding principal amount.

   All dividends and capital distributions received from the Fidelity Contrafund, the Fidelity Magellan Fund, the Fidelity Growth & Income Portfolio, the Fidelity U.S. Equity Index Portfolio, and the Fidelity Intermediate Bond Fund are recognized as part of the net investment gains from registered investment companies.

   All direct administrative expenses are borne by the Plan participants as allowed by law.

3. Contributions

   Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $27,340,000 for the year ending December 31, 1995 and $8,975,000 in the five month period ending December 31, 1994. Stock contributions attributable to Company contributions totaled $16,452,000 for the year ending December 31, 1995, and $3,495,000 in the five month period ending December 31, 1994. Contributions of Hewlett-Packard Company common stock are valued at their fair market value, as quoted on the New York Stock Exchange, on the date of contribution.

4. Investments

   The number of shares of Hewlett-Packard Company common stock in the Stock Fund was 8,970,371 for the year ended December 31, 1995 and 7,555,254 for the five month period ended December 31, 1994, restated to reflect the effect of the March 1995 two-for-one stock split.

5. Taxes

   The Company has received a favorable determination letter from the Internal Revenue Service (IRS) as to the initial qualified status of the Plan. Additionally, the Company has received favorable determination letters as to amendments adopted relating to legislative changes. The most recent favorable determination letter received by the Company covered amendments adopted for the Tax Reform Act of 1986.

   The Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with
   Section 401(a) of the Internal Revenue Code, and therefore, it is believed that the Plan continues to be qualified. Accordingly, there has been no provision made for federal or state income tax.

   Deferrals made on behalf of the employee and the Company's matching contributions are not subject to federal income taxes until such time as the employees' funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover

   distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.

6. Plan Year

   In 1994, the fiscal year of the Plan was changed, effective August 1, 1994, from a twelve month period commencing August 1 and ending July 31, to a five month period beginning August 1, 1994 and ending December 31, 1994, and each consecutive twelve month period commencing thereafter on January
   1 and ending December 31.




HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN (PLAN 004)                	Form 5500
EMPLOYER IDENTIFICATION NUMBER 94-1081436                      (Item 27a - Schedule of Assets Held for
SCHEDULE 1 - ASSETS HELD FOR INVESTMENT                         Investment Purposes)
DECEMBER 31, 1995
(in thousands, except number of shares)

                                                            		    Number of          Historical      Current
Issuer                        Description                         Shares             Cost            Value


Hewlett-Packard Company       Common Stock, $1.00 par value       8,970,371          $380,258         $  751,269

Fidelity Investments
 Fidelity Contrafund          Equity Mutual Fund, no par value    4,433,291           148,433            168,554

Fidelity Investments
 Fidelity Magellan Fund       Equity Mutual Fund, no par value   10,034,034           715,983            862,726

Fidelity Investment
 Fidelity Growth & Income
 Portfolio                    Equity Mutual Fund, no par value    3,525,585            81,823             95,367

Fidelity Investments
 Fidelity U.S. Equity Index
 Portfolio                    Equity Mutual Fund, no par value    3,954,701            69,992             89,258

Fidelity Investments
 Fidelity Intermediate Bond
 Fund                         Fixed Income Mutual Fund,
                              no par value                        6,634,503            68,539             69,065
Fidelity Investments
 Fidelity Retirement Money
 Market Portfolio             Money Market Fund,
                              $1.00 par value                   180,883,696           180,884            180,884

Fidelity Investments
 Fidelity Institutional Cash
 Portfolio Money Market
 Class I                      Money Market Fund,
                              $1.00 par value                     7,150,531             7,151              7,151

Participant Loans             Loans issued for terms of
                              1-4 years, with 6.5%-10.6%
                              interest at December 31, 1995                                               75,137
                                                                                                      ----------
Total assets held for investment                                                         	            $2,299,411





HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN (PLAN 004)
EMPLOYER IDENTIFICATION NUMBER 94-1081436                                             Form 5500
SCHEDULE II - TRANSACTIONS OCCURING DURING THE YEAR ENDED                             (Item 27d - Schedule of
DECEMBER 31, 1995, WHICH WERE IN EXCESS OF 5% OF THE CURRENT                           Reportable Transactions)
VALUE OF THE PLAN ASSETS AS OF THE BEGINNING OF THE YEAR
(in thousands, except number of transactions)

                                                                         Proceeds          Cost of        Net
Identity of Party Involved            Number of                          From      	       Assets         Realized
Description of Asset                  Transactions        Purchases      Sales 		          Disposed       Gain/(Loss)


Fidelity Retirement Money Market
 Portfolio Money Market Fund          255                 $278,316       $276,958          $276,958       $      -

Fidelity Magellan Fund
Equity Mutual Fund                    252                  260,390        200,288           178,198         34,779

Fidelity Contrafund
Equity Mutual Fund                    252          	        89,572	        46,638 	          42,365          7,556

Fidelity Growth & Income
Equity Mutual Fund                    252      	       	    54,411         26,285            24,700          3,645

Hewlett-Packard Company
Common Stock                          101    		            206,142        105,415   	        46,694         34,754

Fidelity Institutional Cash Money
 Market Fund
Money Market Fund                     147              	   208,197	       201,162  	        201,162              -

    Note:   Cost of Assets Disposed is stated at historical cost.  Net realized gain is calculated on a revalued cost basis.  The normal expenses associated with asset purchases and sales are built into the cost records and therefore are not shown separately here.  Additionally, the number of transactions represent record keeping transaction activity, not the gross numbers of purchases and sales.